 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CALLS FOR AVIATION TO TOP BREXIT NEGOTIATIONS AGENDA

UK COULD BE LEFT WITH NO FLIGHTS TO/FROM EUROPE AFTER BREXIT

Ryanair, Europe's No 1 airline, today (29 Mar) called on the UK Government to put aviation at the forefront of its negotiations with the EU and provide a coherent post-Brexit plan, or risk leaving the UK without any flights to/from Europe for a period from March 2019, when it exits the EU.

With the UK set to leave Europe's "Open Skies" system, the UK Government will either have to negotiate a bilateral agreement with the EU to allow flights to/from Europe to continue, or else revert to historical WTO rules, which do not cover aviation, thereby raising the distinct possibility of no flights between Europe and the UK for a period from March 2019 in the absence of a bilateral deal.

Ryanair, which employs over 3,000 UK staff and will carry over 44m customers to/from British airports this year has already pivoted growth away from the UK to other EU airports, basing no additional aircraft at its 19 UK airports in 2017 and cutting its growth rate from 15% to just 6% this year.

As Westminster prepares to trigger Article 50 today, Ryanair called on the UK Government to immediately outline a strategy to maintain low fare air travel between the UK and the EU from March 2019, and warned there were just 12 months to go until possible schedule cuts are made, as summer 2019 schedules must be released in March 2018.

Ryanair's Kenny Jacobs said:

"Some 9 months on from the Brexit referendum, we are no closer to knowing what effect it will have on aviation. It's become worrying that the UK Government seems to have no plan B to maintain Britain's liberalised air links with Europe, in the absence of remaining in the "Open Skies" regime.

With Britain planning to leave the EU and its Open Skies agreement, there is a distinct possibility that there may be no flights between the UK and Europe for a period of time after March 2019. The best we can hope for is a new bilateral agreement between the UK and EU, however, we worry that Britain may not be able to negotiate such a bilateral in time for the release by airlines of summer 2019 schedules in mid-2018.

Ryanair, like all airlines, plans its flights 12 months in advance, so there are just 12 months to go until we finalise our summer 2019 schedule, which could see deep cuts to our flights both to, from and within the UK from March 2019 onwards. The UK Government must respond to the airlines and our customers, and put aviation at the top of its agenda when it negotiates its Brexit deal with Brussels. Britain's airlines, airports and holidaymakers need a real and early solution for aviation, or risk Britain being cut off from Europe in March 2019."

ENDS

For further information
please contact:	Robin Kiely	Piaras Kelly
	Ryanair DAC	Edelman Ireland
	Tel: +353-1-9451949	Tel: +353-1-6789333
	press@ryanair.com	ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.
RYANAIR HOLDINGS PLC

Date: 29 March, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary